ROPES & GRAY
                         One International Place
                     Boston, Massachusetts 02110-2624
                              (617) 951-7000


                                   November 27, 1996

Putnam Tax-Free Income Trust (the "Trust")
One Post Office Square
Boston, Massachusetts 02109

Gentlemen:

     You have informed us that you propose to offer and sell from time to time 3,584,893 shares of beneficial interest in Putnam Tax-Free Insured Fund, a series of the Trust (the "Shares"), for cash or securities at the net asset value per share, determined in accordance with your Bylaws, which Shares are in addition to your shares of beneficial interest which you have previously offered and sold or which you are currently offering.

     We have examined copies of (i) your Agreement and Declaration of Trust as on file at the office of the Secretary of State of The Commonwealth of Massachusetts, which provides for an unlimited number of authorized shares of beneficial interest, and
(ii) your Bylaws, which provide for the issue and sale by the Fund of such Shares.

     We assume that appropriate action will be taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities.

     Based upon the foregoing, we are of the opinion that:

     1. The Trust is a legally organized and validly existing voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of shares of beneficial interest.

     2. Upon the issue of any of the Shares referred to in the first paragraph hereof for cash or securities at net asset value, and the receipt of the appropriate consideration therefor as provided in your Bylaws, such Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

ROPES & GRAY

Putnam Tax-Free Income Trust       -2-          November 27, 1996

     The Trust is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, and further provides for indemnification out of the property of a portfolio series for all loss and expense of any shareholder of such portfolio series held personally liable for the obligations of such portfolio series solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the assets of the relevant portfolio series would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Securities Act of 1933, as amended, and the provisions of Rule 24e-2 under the Investment Company Act of 1940, as amended. We consent to the filing of this opinion with and as a part of Post-Effective Amendment No. 14 to your Registration Statement No. 2-98790.

                                   Very truly yours,

                                   /s/ Ropes & Gray

                                   Ropes & Gray